Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the

Fourth Fiscal Quarter and the Fiscal Year Ended February 28, 2015

• Quarterly Net Revenues up by 41.6% Year-Over-Year

• Quarterly Income from Operations up by 3.2% Year-Over-Year

• Fiscal Year Net Revenues up by 38.3%

• Fiscal Year Income from Operations up by 17.2%

• Fiscal Year Net Income Attributable to TAL up by 10.8%

(Beijing—April 28, 2015)—TAL Education Group (NYSE: XRS) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced its unaudited financial results for the fourth quarter and the fiscal year ended February 28, 2015.

Highlights for the Fourth Quarter of Fiscal Year 2015

•                 Net revenues increased by 41.6% year-over-year to US$123.2 million from US$87.0 million in the same period of the prior year.

•                 Income from operations increased by 3.2% to US$14.9 million, from US$14.4 million in the same period of the prior year.

•                 Non-GAAP income from operations increased by 18.8% to US$20.2 million, from US$17.0 million in the same period of the prior year.

•                 Net income attributable to TAL decreased by 17.8% year-over-year to US$13.7 million from US$16.7 million in the same period of the prior year, taking into account the exchange losses of US$2.8 million.

•                 Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, decreased by 1.3% year-over-year to US$19.0 million from US$19.3 million in the same period of the prior year, taking into account the exchange losses of US$2.8  million.

•                 Basic and diluted net income per American Depositary Share (“ADS”) were both US$0.17. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were US$0.24 and US$0.23, respectively. Each ADS represents two Class A common shares.

•                 Cash, cash equivalents and term deposits totaled US$491.4 million as of February 28, 2015, compared to US$269.9 million as of February 28, 2014.

•                 Total student enrollments increased by 44.4% year-over-year to approximately 502,350 from approximately 348,000 in the same period of the prior year.

•                 Total physical network consisted of 289 learning centers as of February 28, 2015, unchanged from 289 as of November 30, 2014.

Highlights for the Fiscal Year Ended February 28, 2015

•                  Net revenues increased by 38.3% year-over-year to US$434.0 million from US$313.9 million in fiscal year 2014.

•                  Income from operations increased by 17.2% to US$67.2 million, from US$57.4 million in fiscal year 2014.

•                  Non-GAAP income from operations increased by 30.3% to US$85.7 million, from US$65.7 million in fiscal year 2014.

•                  Net income attributable to TAL increased by 10.8% year-over-year to US$67.2 million from US$60.6 million in fiscal year 2014.

•                  Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 24.1% year-over-year to US$85.6 million from US$69.0 million in fiscal year 2014.

•                  Basic and diluted net income per ADS were US$0.85 and US$0.82, respectively. Non-GAAP basic and diluted net income per ADS, excluding share-based compensation expenses, were US$1.08 and US$1.03, respectively.

•                  Total student enrollments in fiscal year 2015 increased by 39.2% year-over-year to 1,494,430.

•                  Total physical network increased to 289 learning centers as of February 28, 2015 from 274 learning centers as of February 28, 2014.

Financial and Operating Data—Fourth Quarter and Fiscal Year 2015

(In US$ thousands, except per ADS data, student enrollments and percentages)

	Three Months Ended
	February 28,
	2014	2015	Pct. Change
Net revenues	86,999	123,205	41.6%
Net income attributable to TAL	16,710	13,729	-17.8%
Non-GAAP net income attributable to TAL	19,289	19,037	-1.3%
Operating income	14,396	14,855	3.2%
Non-GAAP operating income	16,976	20,162	18.8%
Net income per ADS attributable to TAL — basic	0.21	0.17	-18.8%
Net income per ADS attributable to TAL — diluted	0.21	0.17	-19.2%
Non-GAAP net income per ADS attributable to TAL — basic	0.25	0.24	-2.4%
Non-GAAP net income per ADS attributable to TAL — diluted	0.24	0.23	-3.7%
Total student enrollments	348,000	502,350	44.4%

	Fiscal Year Ended
	February 28,
	2014	2015	Pct. Change
Net revenues	313,895	433,970	38.3%
Net income attributable to TAL	60,606	67,157	10.8%
Non-GAAP net income attributable to TAL	68,951	85,598	24.1%
Operating income	57,396	67,248	17.2%
Non-GAAP operating income	65,741	85,689	30.3%
Net income per ADS attributable to TAL — basic	0.77	0.85	9.7%
Net income per ADS attributable to TAL — diluted	0.76	0.82	8.0%
Non-GAAP net income per ADS attributable to TAL — basic	0.88	1.08	22.8%
Non-GAAP net income per ADS attributable to TAL — diluted	0.86	1.03	19.3%
Total student enrollments	1,073,950	1,494,430	39.2%

“Fiscal year 2015 was another successful year in the execution of our growth strategy. We increased our small class capacity by 30.6% over the previous fiscal year-end by adding 692 small class classrooms on a net basis. Our total revenue grew 38.3% from fiscal year 2014 to fiscal year 2015, supported by the continuous robust growth of our business in the cities outside Beijing, where our K-12 after-school tutoring services are relatively underpenetrated and we have firmly established our brand presence. During fiscal year 2015, our total enrollments grew to nearly 1.5 million,” said TAL’s Chairman and Chief Executive Officer, Mr. Bangxin Zhang.

“In the past fiscal year, we stepped up our investment in online-to-offline (O2O) and new business significantly to implement our strategy of combining new technology with education. We have received positive feedback from users and customers, and believe that we solidified our early-mover advantage in this regard. In fiscal year 2016, we will continue to bring together the technology, community and education resources, and aim to become a leading technology-focused education services provider in China, through both in-house development and strategic investments,” Mr. Zhang added.

Mr. Rong Luo, Chief Financial Officer, said, “We are pleased with the strong financial results for the fourth quarter and fiscal year 2015, which exceeded our expectations on both top and bottom lines. We achieved 30.3% year-over-year growth in non-GAAP operating income, even though we substantially increased investments in new technology and business. Looking ahead, we will continue to invest in O2O and new business initiatives to secure our long-term healthy growth.”

Financial Results for the Fourth Quarter of Fiscal Year 2015

Net Revenues

In the fourth quarter of fiscal year 2015, TAL reported net revenues of US$123.2 million, representing a 41.6% increase from US$87.0 million in the fourth quarter of fiscal year 2014. The increase was mainly driven by an increase in total student enrollments, which increased by 44.4% to approximately 502,350 from approximately 348,000 in the same period of the prior year. The increase in total student enrollments was driven primarily by increases of enrollments in the small class offerings. The increase in net revenues was partially offset by a decrease in our average selling price (ASP), which decreased by 1.9% to US$245 in the fourth quarter of fiscal year 2015 from US$250 in the fourth quarter of fiscal year 2014. The decrease in ASP was mainly caused by the foreign exchange rate fluctuation while the increases in the hourly rate of the small class course offerings were offset by more enrollment contribution from online courses.

Operating Costs and Expenses

In the fourth quarter of fiscal year 2015, operating costs and expenses were US$108.6 million, a 49.2% increase from US$72.8 million in the fourth quarter of fiscal year 2014. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$103.3 million, a 47.1%increase from US$70.2 million in the fourth quarter of fiscal year 2014.

Cost of revenues increased by 45.2% to US$59.2 million, from US$40.8 million in the fourth quarter of fiscal year 2014. The increase in cost of revenues was mainly due to an increase in teacher compensation, rental costs and other staff costs associated primarily with an expansion of learning center capacity, as well as increases in wages and teacher fees. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 45.2% to US$59.2 million, from US$40.8 million in the fourth quarter of fiscal year 2014.

Selling and marketing expenses increased by 55.1% to US$15.8 million, from US$10.2 million in the fourth quarter of fiscal year 2014. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 54.4% to US$15.3 million, from US$9.9 million in the fourth quarter of fiscal year 2014. The increase of selling and marketing expenses in the fourth quarter of fiscal year 2015 was primarily a result of an increase in compensation to sales and marketing staff to support a greater number of programs and service offerings versus the year-ago period.

General and administrative expenses increased by 54.0% to US$33.6 million, from US$21.8 million in the fourth quarter of fiscal year 2014. The increase in general and administrative expenses was mainly due to an increase in the number of our general and administrative personnel compared to the year-ago period and an increase in compensation to our general and administrative personnel, in particular such personnel supporting our online education initiatives among other new programs and service offerings. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 47.4% to US$28.8 million, from US$19.6 million in the fourth quarter of fiscal year 2014.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 105.7% to US$5.3 million in the fourth quarter of fiscal year 2015, from US$2.6 million in the same period of fiscal year 2014. The increase was mainly due to new grants of non-vested shares to directors and employees by the Company in fiscal year 2015.

Gross Profit

Gross profit increased by 38.5% to US$64.0 million, from US$46.2 million in the fourth quarter of fiscal year 2014.

Income from Operations

Income from operations increased by 3.2% to US$14.9 million, from US$14.4 million in the fourth quarter of fiscal year 2014. Non-GAAP income from operations, which excluded share-based compensation expenses, increased by 18.8% to US$20.2 million, from US$17.0 million in the fourth quarter of fiscal year 2014.

Other Expense

Other expense was US$2.9 million for the fourth quarter of fiscal year 2015, compared to US$0.4 million for the fourth quarter of fiscal year 2014. Other expense for the fourth quarter of fiscal year 2015 was mainly due to exchange losses. As the Company holds a significant portion of cash balance in RMB and reports in US Dollars, it benefits from exchange gains in times of relative strength of the RMB and incurs exchange losses in times of relative strength of the U.S. Dollar.

Net Income Attributable to TAL Education Group

Net income attributable to TAL decreased by 17.8% to US$13.7 million, from US$16.7 million in the fourth quarter of fiscal year 2014. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, decreased by 1.3% to US$19.0 million, from US$19.3 million in the fourth quarter of fiscal year 2014.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were both US$0.17, in the fourth quarter of fiscal year 2015. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were US$0.24 and US$0.23, respectively.

Capital Expenditures

Capital expenditures for the fourth quarter of fiscal year 2015 were US$10.1 million, an increase of US$7.8 million from US$2.3 million in the fourth quarter of fiscal year 2014. The increase was mainly due to leasehold improvements and the purchase of servers, computers, software systems and other hardware, for the Company’s teaching and mobile network R&D facilities.

Financial Results for the Fiscal Year Ended February 28, 2015

Net Revenues

For fiscal year 2015, TAL reported net revenues of US$434.0 million, representing a 38.3% increase from US$313.9 million in fiscal year 2014. The increase was mainly driven by increases of enrollments in the small class offerings. Total student enrollments increased by 39.2% to approximately 1,494,430 from approximately 1,073,950 in the prior year. The increase in total student enrollments was driven primarily by increases of enrollments in the small class offerings. Average selling price (ASP) was US$290 in fiscal year 2015, which remained almost unchanged from US$292 in fiscal year 2014. ASP was stable mainly because the increases in the hourly rate of the small class course offerings were offset by more enrollment contribution from online courses and the foreign exchange rate fluctuation.

Operating Costs and Expenses

In fiscal year 2015, operating costs and expenses were US$367.2 million, a 42.5% increase from US$257.6 million in fiscal year 2014. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$348.7 million, a 39.9% increase from US$249.3 million in fiscal year 2014.

Cost of revenues increased by 34.0% to US$203.1 million, from US$151.5 million in fiscal year 2014. The increase in cost of revenues was mainly due to an increase in teacher compensation, rental costs and other staff costs associated primarily with an expansion of learning center capacity as well as increases in wages and teacher fees. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 34.0% to US$203.0 million, from US$151.5 million in fiscal year 2014.

Selling and marketing expenses increased by 50.7% to US$53.9 million, from US$35.8 million in fiscal year 2014. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 49.7% to US$51.8 million, from US$34.6 million in fiscal year 2014. The increase of selling and marketing expenses in fiscal year 2015 was primarily a result of an increase in compensation to sales and marketing staff to support a greater number of programs and service offerings versus the year-ago period.

General and administrative expenses increased by 56.8% to US$110.2 million, from US$70.3 million in fiscal year 2014. The increase in general and administrative expenses was mainly due to an increase in the number of our general and administrative personnel compared to the year-ago period and an increase in compensation to our general and administrative personnel, in particular such personnel supporting our online education initiatives among other new programs and service offerings. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 48.7% to US$93.9 million, from US$63.2 million in fiscal year 2014.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 121.0% to US$18.4 million in fiscal year 2015, from US$8.3 million in fiscal year 2014. The increase was mainly due to new grants of non-vested shares to directors and employees by the Company in fiscal year 2015.

Gross Profit

Gross profit increased by 42.2% to US$230.9 million, from US$162.4 million in fiscal year 2014.

Income from Operations

Income from operations increased by 17.2% to US$67.2 million, from US$57.4 million in fiscal year 2014. Non-GAAP income from operations, which excluded share-based compensation expenses, increased by 30.3% to US$85.7 million, from US$65.7 million in fiscal year 2014.

Other (Expense)/Income

Other expense was US$2.0 million for fiscal year 2015, compared to other income of US$0.1 million for fiscal year 2014. Other expense for fiscal year 2015 was mainly due to exchange losses. As the Company holds a significant portion of cash balance in RMB and reports in US Dollars, it benefits from exchange gains in times of relative strength of the RMB and incurs exchange losses in times of relative strength of the U.S. Dollar.

Income Tax Expense

Income tax expense was US$9.4 million in fiscal year 2015, as compared to US$6.7 million in fiscal year 2014, because the Company’s effective tax rate increased. The effective tax rate increased mainly because TAL Beijing is entitled to a preferential tax rate of 15% from calendar year 2014 through 2016 as a “high and new technology enterprise strongly supported by the state”, and was entitled to a even lower tax rate of 12.5% from calendar year 2011 through 2013 as a software enterprise.

Net Income Attributable to TAL Education Group

Net income attributable to TAL increased by 10.8% to US$67.2 million, from US$60.6 million in fiscal year 2014. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 24.1% to US$85.6 million, from US$69.0 million in fiscal year 2014.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were US$0.85 and US$0.82, respectively, in fiscal year 2015. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were US$1.08 and US$1.03, respectively.

Capital Expenditures

Capital expenditures for fiscal year 2015 were US$30.6 million, an increase of US$19.7 million from US$10.9 million in fiscal year 2014. The increase was mainly due to leasehold improvements, and the purchase of servers, computers, software systems and other hardware, for the Company’s teaching and mobile network R&D facilities.

Cash, Cash Equivalents, and Term Deposits

As of February 28, 2015, the Company had US$470.2 million of cash and cash equivalents and US$21.2 million of term deposits, compared to US$269.9 million of cash and cash equivalents and nil of term deposits as of February 28, 2014. Net cash provided by operating activities for fiscal year 2015 was approximately US$147.6 million, representing a year-over-year increase of approximately 45.3%.

Deferred Revenue

As of February 28, 2015, the Company’s deferred revenue balance was US$177.6 million, compared to US$132.4 million as of February 28, 2014, representing a year-over-year increase of approximately 34.2%.

Business Outlook

Based on the Company’s current estimates, total net revenues for the first quarter of fiscal year 2016 are expected to be between US$122.0 million and US$124.6 million, representing an increase of 37% to 40% on a year-over-year basis, assuming no material change in exchange rates.

These estimates reflect the Company’s current expectation, which is subject to change.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the fourth fiscal quarter and the fiscal year ended February 28, 2015 at 8:00 a.m. Eastern Time on April 28, 2015(8:00 p.m. Beijing time on April 28, 2015).

The dial-in details for the live conference call are as follows:

• U.S. toll free:	+1-866-519-4004
• Hong Kong toll free:	800-906-601
• Mainland China toll free:	400-620-8038
• International toll:	+65-6723-9381
Conference ID:	11493126

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL’s website at en.100tal.com.

A telephone replay of the conference call will be available through 11:59 p.m. U.S. Eastern time, May 6, 2015 (11:59 a.m. Beijing time, May 6, 2015).

The dial-in details for the replay are as follows:

• U.S. toll free:	+1-855-452-5696
• Hong Kong toll free:	800-963-117
• Mainland China toll free:	400-632-2162
• International toll:	+61-2-8199-0299
Conference ID:	11493126

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the first quarter of fiscal year 2016 and the fiscal year ending February 29, 2016, quotations from management in this announcement, as well as TAL Education Group’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a leading K-12 after-school tutoring services provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life,” which reflects our vision to promote top learning opportunities for Chinese students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive tutoring services to students from pre-school to the twelfth grade through three flexible class formats: small classes, personalized premium services, and online courses. Our tutoring services cover the core academic subjects in China’s school curriculum including mathematics, English, Chinese, physics, chemistry, and biology. The Company’s learning center network includes 289 physical learning centers as of February 28, 2015, located in 19 key cities in China: Beijing, Shanghai, Guangzhou, Shenzhen, Tianjin, Wuhan, Xi`an, Chengdu, Nanjing, Hangzhou, Taiyuan, Zhengzhou, Chongqing, Suzhou, Shenyang, Jinan, Shijiazhuang, Qingdao and Changsha. We also operate www.jzb.com, a leading online education platform in China. Our ADSs trade on the New York Stock Exchange under the symbol “XRS.”

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period.TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Mei Li

Investor Relations

TAL Education Group

Tel: +861052926658

Email: ir@100tal.com

Caroline Straathof

IR Inside

Tel: +31 6 5462 4301

Email: info@irinside.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars)

	As of February 28, 2014	As of February 28, 2015
ASSETS

Current assets
Cash and cash equivalents	$269,930,571	$470,157,430
Term deposits	—	21,229,763
Restricted cash-current	325,688	606,169
Short-term investment	—	765,611
Inventory	181,759	544,085
Amounts due from related parties-current	—	159,502
Deferred tax assets-current	3,281,063	4,562,034
Income tax receivable	9,824,333	3,222,529
Prepaid expenses and other current assets	16,833,208	38,185,411
Total current assets	300,376,622	539,432,534
Restricted cash-non-current	2,546,878	3,773,302
Property and equipment, net	78,625,191	93,575,648
Deferred tax assets-non-current	555,528	1,708,212
Rental deposit	7,322,438	11,034,812
Intangible assets, net	2,535,593	3,687,255
Goodwill	7,509,824	12,330,326
Amounts due from related parties-non-current	—	319,005
Long-term investments	27,137,239	97,359,075
Long-term prepayments and other non-current assets	989,454	9,194,468
Total assets	$427,598,767	$772,414,637

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of 2,004,659 and 4,115,254 as of February 28, 2014, and February 28, 2015, respectively)	$2,349,365	$4,705,492
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to TAL Education Group of 102,488,333 and 154,982,001 as of February 28, 2014, and February 28, 2015, respectively)	132,401,062	177,639,939
Amounts due to related parties(including amount due to related parties of the consolidated VIEs without recourse to TAL Education Group of nil and 22,077 as of February 28, 2014, and February 28, 2015, respectively)	—	22,077
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to TAL Education Group of 18,920,194 and 30,106,008 as of February 28, 2014, and February 28, 2015, respectively)	27,423,992	43,988,602
Income tax payable (including income tax payable of the consolidated VIEs without recourse to TAL Education Group of 3,661,860 and 4,193,507 as of February 28, 2014, and February 28, 2015, respectively)	4,519,807	6,136,813
Deferred tax liabilities-current (including deferred tax liabilities-current of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2014, and February 28, 2015, respectively)	62,100	62,100
Total current liabilities	166,756,326	232,555,023
Deferred tax liabilities-non-current (including deferred tax liabilities-non-current of the consolidated VIEs without recourse to TAL Education Group of 32,344 and 215,764 as of February 28, 2014, and February 28, 2015, respectively)	32,344	226,792
Bond payable(including bond payable of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2014,and February 28,2015, respectively)	—	226,062,006
Long-term payable (including long-term payable of the consolidated VIEs without recourse to TAL Education Group of 813,696 and nil as of February 28, 2014, and February 28, 2015, respectively)	813,696	—
Total liabilities	167,602,366	458,843,821

TAL Education Group Shareholders’ Equity

Class A common shares	78,204	88,372
Class B common shares	79,531	71,456
Additional paid-in capital	92,664,436	82,479,806
Statutory reserve	15,015,824	18,961,627
Retained earnings	144,311,994	207,522,766
Accumulated other comprehensive income	7,846,412	4,168,548
Total TAL Education Group’s equity	259,996,401	313,292,575
Noncontrolling interest	—	278,241
Total equity	259,996,401	313,570,816
Total liabilities and equity	$427,598,767	$772,414,637

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended February 28,		For the Fiscal Year Ended February 28,
	2014	2015	2014	2015
Net revenues	$86,998,753	$123,204,551	$313,895,205	$433,969,569
Cost of revenues(note 1)	40,767,443	59,185,331	151,543,116	203,073,957
Gross profit	46,231,310	64,019,220	162,352,089	230,895,612
Operating expenses (note 1)
Selling and marketing	10,183,556	15,796,961	35,761,166	53,881,815
General and administrative	21,842,195	33,627,409	70,299,742	110,230,010
Total operating expenses	32,025,751	49,424,370	106,060,908	164,111,825
Government Subsidies	190,397	260,002	1,104,750	464,327
Income from operations	14,395,956	14,854,852	57,395,931	67,248,114
Interest income	2,799,092	4,967,407	9,438,263	16,613,656
Interest expense	—	(1,872,138)	—	(5,811,288)
Other (expenses)/ income	(364,881)	(2,856,183)	101,254	(2,010,109)
Gain on short-term investment	—	—	297,120	—
Gain on fair value change from long-term investment	—	199,000	—	1,202,000
Gain on sales of available-for-sale securities	—	—	52,958	—
Income before provision for income tax and loss from equity method investments	16,830,167	15,292,938	67,285,526	77,242,373
Provision for income tax	(120,557)	(1,129,266)	(6,679,754)	(9,368,541)
Loss from equity method investments	—	(423,225)	—	(729,811)
Net income	16,709,610	13,740,447	60,605,772	67,144,021
Add: Net (income)/loss attributable to noncontrolling interest	—	(11,226)	—	12,554
Total net income attributable to TAL Education Group	$16,709,610	$13,729,221	$60,605,772	$67,156,575
Net income per common share
Basic	$0.11	$0.09	$0.39	$0.42
Diluted	0.10	0.08	0.38	0.41
Net income per ADS (note 2)
Basic	$0.21	$0.17	$0.77	$0.85
Diluted	0.21	0.17	0.76	0.82
Weighted average shares used in calculating net income per common share
Basic	157,289,447	159,085,889	156,726,994	158,381,576
Diluted	161,468,899	164,156,582	159,444,928	163,589,649

Note1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months		For the Fiscal Year
	Ended February 28,		Ended February 28,
	2014	2015	2014	2015
Cost of revenues	$14,592	$13,272	$47,894	$47,808
Selling and marketing	284,470	509,161	1,161,593	2,072,742
General and administrative	2,280,770	4,784,931	7,135,803	16,320,526
Total	$2,579,832	$5,307,364	$8,345,290	$18,441,076

Note 2: Each ADS represents two Class A common shares.

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In U.S. dollars)

	For the Three Months Ended February 28,		For the Fiscal Year Ended February 28,
	2014	2015	2014	2015
Net income	$16,709,610	$13,740,447	$60,605,772	$67,144,021
Other comprehensive (loss)/income, net of tax	(1,799,139)	(4,131,675)	1,295,686	(3,678,886)
Comprehensive income	14,910,471	9,608,772	61,901,458	63,465,135
Add: Comprehensive (income)/loss attributable to noncontrolling interest	—	(5,512)	—	13,576
Comprehensive income attributable to TAL Education Group	$14,910,471	$9,603,260	$61,901,458	$63,478,711

TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended February 28,		For the Fiscal Year Ended February 28,
	2014	2015	2014	2015

Cost of revenues	$40,767,443	$59,185,331	$151,543,116	$203,073,957
Share-based compensation expense in cost of revenues	14,592	13,272	47,894	47,808
Non-GAAP cost of revenues	40,752,851	59,172,059	151,495,222	203,026,149

Selling and marketing expenses	10,183,556	15,796,961	35,761,166	53,881,815
Share-based compensation expense in selling and marketing expenses	284,470	509,161	1,161,593	2,072,742
Non-GAAP selling and marketing expenses	9,899,086	15,287,800	34,599,573	51,809,073

General and administrative expenses	21,842,195	33,627,409	70,299,742	110,230,010
Share-based compensation expense in general and administrative expenses	2,280,770	4,784,931	7,135,803	16,320,526
Non-GAAP general and administrative expenses	19,561,425	28,842,478	63,163,939	93,909,484

Operating costs and expenses	72,793,194	108,609,701	257,604,024	367,185,782
Share-based compensation expense in operating costs and expenses	2,579,832	5,307,364	8,345,290	18,441,076
Non-GAAP operating costs and expenses	70,213,362	103,302,337	249,258,734	348,744,706

Income from operations	14,395,956	14,854,852	57,395,931	67,248,114
Share based compensation expenses	2,579,832	5,307,364	8,345,290	18,441,076
Non-GAAP income from operations	16,975,788	20,162,216	65,741,221	85,689,190

Net income attributable to TAL Education Group	16,709,610	13,729,221	60,605,772	67,156,575
Share based compensation expenses	2,579,832	5,307,364	8,345,290	18,441,076
Non-GAAP net income attributable to TAL Education Group	$19,289,442	$19,036,585	$68,951,062	$85,597,651

Net income per ADS
Basic	$0.21	$0.17	$0.77	$0.85
Diluted	0.21	0.17	0.76	0.82

Non-GAAP Net income per ADS
Basic	$0.25	$0.24	$0.88	$1.08
Diluted	0.24	0.23	0.86	1.03

ADSs used in calculating net income per ADS
Basic	78,644,724	79,542,945	78,363,497	79,190,788
Diluted	80,734,450	82,078,291	79,722,464	81,794,824

ADSs used in calculating Non-GAAP Net income per ADS
Basic	78,644,724	79,542,945	78,363,497	79,190,788
Diluted	80,734,450	90,828,196	79,722,464	88,602,970